Resolve Networks, Inc.

Financial Statements   **"Unaudited"**

December 31, 2019 and 2018



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

RESOLVE NETWORKS, INC.

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholder
Resolve Networks, Inc.
Frisco, Texas

We have reviewed the accompanying financial statements of Resolve Networks, Inc. (the “Company”), which comprise the balance sheets as of December 31, 2019 and 2018 and the related statements of operations, changes in stockholder’s equity, and cash flows for the year ended December 31, 2019 and for the period from February 6, 2018 (inception) to December 31, 2018 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant’s Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant’s Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.



Keiter

September 28, 2020
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com


RESOLVE NETWORKS, INC.
"Unaudited"
Balance Sheets
December 31, 2019 and 2018


Assets	2019	2018
Assets	$ -	$ -
Liabilities and Stockholder's Equity		
Liabilities	$ -	$ -
Stockholder's equity:		
Common stock at $0.01 par value; 5,000 shares authorized,		
issued and outstanding at December 31, 2019 and 2018	50	50
Additional paid-in capital	15,498	9,925
Accumulated deficit	(15,548)	(9,975)
Total stockholder's equity	-	-
Total liabilities and stockholder's equity	$ -	$ -

See report of independent accountants and accompanying notes to financial statements.

RESOLVE NETWORKS, INC.
"Unaudited"
Statements of Operations
Year ended December 31, 2019 and for the period from
February 6, 2018 (inception) to December 31, 2018

	2019	2018
Revenue	$ -	$ -
Operating expenses	5,573	9,975
Net loss	$ (5,573)	$ (9,975)

See report of independent accountants and accompanying notes to financial statements.

Statements of Changes in Stockholder's Equity
Year ended December 31, 2019 and for the period from
February 6, 2018 (inception) to December 31, 2018

	Common Stock	Additional Paid-in-Capital	Accumulated Deficit	Total
Balance, February 6, 2018	$ -	$ -	$ -	$ -
Issuance of stock	50	-	-	50
Capital contributions	-	9,925	-	9,925
Net loss	-	-	(9,975)	(9,975)
Balance, December 31, 2018	50	9,925	(9,975)	-
Capital contributions	-	5,573	-	5,573
Net loss	-	-	(5,573)	(5,573)
Balance, December 31, 2019	$ 50	$ 15,498	$ (15,548)	$ -

See report of independent accountants and accompanying notes to financial statements.

RESOLVE NETWORKS, INC.
"Unaudited"
Statements of Cash Flows
Year ended December 31, 2019 and for the period from
February 6, 2018 (inception) to December 31, 2018

	2019	2018
Cash flows used in operating activities:		
Net loss	$ (5,573)	$ (9,975)
Cash flows from financing activities:		
Proceeds from issuance of stock	-	50
Additional capital contributions	5,573	9,925
Net cash provided by financing activities	5,573	9,975
Net change in cash	-	-
Cash, beginning of period	-	-
Cash, end of period	$ -	$ -

See report of independent accountants and accompanying notes to financial statements.

5

1. **Summary of Significant Accounting Policies:**

Nature of Business: Resolve Networks, Inc. (the "Company"), was incorporated on February 6, 2018 in the state of Delaware and is a technology company that is building gaming platforms focused on fundraising for social issues.

Management's Plans: The Company's strategic plan for 2020 and beyond is focused on attracting users to its reference architecture game to produce data to inform advancement of the platform and attract and onboard new game titles to the platform, in order to later achieve revenue growth and profitability. These objectives will be attained by implementing a focused and strategic development and marketing plan, while simultaneously building the technology. The Company believes that by raising capital contributions it will be able to effectively execute on these goals and continue for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes: Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

1.   **Summary of Significant Accounting Policies, Continued:**

Subsequent Events: Management has evaluated subsequent events through September 28, 2020, the date the financial statements were available for issuance, and has determined that except as disclosed below, no additional disclosures are necessary.

In March 2020, COVID-19 was declared a worldwide health pandemic and has had a significant impact on the national and global economy. The ultimate impact of COVID-19 on the Company's financial statements is unknown at this time.

Effective September 12, 2020, the Company's articles of incorporation were amended to increase the authorized shares to 10,000,000 shares of common stock with a $0.0001 par value per share.

2.   **Stockholder's Equity:**

Pursuant to the Company's articles of incorporation in effect at December 31, 2019 and 2018, the Company was authorized to issue up to 5,000 shares of common stock with a $0.01 par value per share. Common stock holders are entitled to one vote per share. At December 31, 2019 and 2018, the Company had 5,000 shares of common stock issued and outstanding.

3.   **Income Taxes:**

The Company has U.S. and state net operating loss carry forwards of approximately $15,500 at December 31, 2019, available to offset future taxable income in the U.S. which carry forward indefinitely until applied.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.